082-03023

File Number: ~~82-4991~~

GOLDEN HOPE MINES LIMITED

1320- 4 King Street West
Toronto, ON M5H 1B6

Tel.: 416-363-1240
Fax: 416-864-0175

07028612

2007 DEC 11 P 1:33

November 30, 2007

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Gentlemen:

Enclosed is information, which *Golden Hope Mines Limited* has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

(a) Unaudited financial statements dated September 30, 2007
(b) Management Discussion & Analysis dated September 30, 2007

Please contact the undersigned if you have any questions.

Yours truly,
Golden Hope Mines Limited

Ronald Haller
Secretary

PROCESSED
DEC 17 2007
THOMSON
FINANCIAL

File Number: 82-4991

GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
BALANCE SHEET
(Unaudited without review by auditor)

	Sept. 30, 2007	Dec 31, 2006
ASSETS		
Current		
Cash	$ 2,040,616	$ 3,888,343
Accounts receivable	331,820	79,400
Notes receivable (Note 2)	105,000	-
	2,477,436	3,967,743
Mining claims and deferred exploration expenditures (Note 3)	9,062,261	8,243,227
Other properties (Note 4)	166,050	-
	$11,705,747	$12,210,970
LIABILITIES		
Current		
Accounts payable and accrued liabilities (Note 5)	$ 428,834	$ 429,664
Advances from related parties (Note 6)	57,000	42,198
	485,834	471,862
Future income taxes (Note 7)	555,000	555,000
	1,040,834	1,026,862
SHAREHOLDERS' EQUITY		
Share capital (Note 8)		
Authorized:		
Unlimited common shares		
Issued:		
48,114,379 common shares (2006-44,931,579)	15,148,197	14,578,137
Contributed Surplus	2,379,682	2,379,682
Deficit	(6,802,966)	(5,773,711)
Other comprehensive income	-	-
	10,664,913	11,184,108
	$11,705,747	$12,210,970

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
(Unaudited without review by auditor)

	2007	2006
Revenue:		
Interest earned	$ 83,566	$ -
Expenses:		
Shareholders' information	320,800	66,830
Property investigation	509,608	10,613
Management fees	231,800	13,500
General and administrative	110,613	6,098
	1,172,821	97,041
Gain on settlement of debt	-	(132,603)
	1,172,821	(35,562)
Net income (loss) for the period	(1,089,255)	35,562
Agents' commissions	-	(83,500)
Deficit, beginning of period	(5,773,711)	(4,349,459)
Deficit, end of period	$(6,862,966)	$(4,397,397)
Income (loss) per common share	$ (0.024)	$ 0.001
Weighted average number of common shares during the period	44,383,879	29,495,795

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2007
(Unaudited without review by auditor)

	2007	2006
Revenue:		
Interest earned	$ 24,588	$ -
Expenses:		
Shareholders' information	94,140	39,257
Property investigation	344,392	1,200
Management fees	92,800	4,500
General and administrative	56,677	1,768
	588,009	46,725
Adjustment on settlement of debt	-	169,485
	588,009	216,210
Net loss for the period	563,421	216,210
Agents' commissions	-	21,500
Deficit, beginning of period	6,299,545	4,159,687
Deficit; end of period	$ 6,862,966	$ 4,397,397
Loss per common share	$ 0.013	$ 0.008
Weighted average number of common shares during the period	47,739,729	33,800,035

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007
(Unaudited without review by auditor)

	2007	2006
CASH PROVIDED BY (USED IN):		
Operations:		
Net income (loss)	$ (1,089,255)	$ 35,562
Changes in non-cash components of working capital		
Increase in accounts receivable	(252,420)	(10,283)
Increase in prepaid expenses	-	(152,886)
Increase in notes receivable	(105,000)	-
Decrease in accounts payable	(830)	(471,146)
	(1,447,505)	(598,753)
Financing Activities:		
Sale of common shares for cash	570,060	835,000
Value of common shares issued and to be issued in settlement of debt	-	531,785
Value of common shares issued in consideration for agents' commission	-	36,500
Advances (reduced) from related parties	14,802	(202,401)
Agents' commissions	-	(83,500)
	584,862	1,117,384
Investing Activities:		
Mining claims and deferred exploration expenditures	(819,034)	(355,374)
Other properties	(166,050)	-
	(985,084)	(355,374)
Increase (decrease) in cash	(1,847,727)	163,257
Cash, beginning of period	3,888,343	3,343
Cash, end of period	$2,040,616	$ 166,600

See accompanying notes

GOLDEN HOPE MINES LIMITED
STATEMENT OF CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2007
(Unaudited without review by auditor)

	2007	2006
CASH PROVIDED BY (USED IN):		
Operations:		
Net income (loss)	$ (563,421)	$ (216,210)
Changes in non-cash components of working capital		
Increase in accounts receivable	(163,120)	(10,933)
Increase in prepaid expenses	-	(152,986)
Decrease in notes payable	55,543	-
Increase in accounts payable	194,354	1,034
	(476,644)	(379,095)
Financing Activities:		
Sale of common shares for cash	157,360	215,000
Value of common shares to be issued in settlement of debt	-	169,485
Value of common shares issued in consideration for agents' commission	-	21,500
Advances (reduced) from related parties	12,000	(5,215)
Agents' commissions	-	(21,500)
	169,360	379,270
Investing Activities:		
Mining claims and deferred exploration expenditures	(190,550)	(98,681)
Other properties	(121,550)	-
	(312,100)	(98,681)
Decrease in cash	(619,384)	(98,506)
Cash, beginning of period	2,660,000	265,106
Cash, end of period	$2,040,616	$ 166,600

See accompanying notes

GOLDEN HOPE MINES LIMITED
NOTES TO THE FINANCIAL STATEMENTS
SEPTEMBER 30, 2007
(Unaudited without review by auditor)

---

1. Summary of Significant Accounting Policies

Nature of Operations

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The financial statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Effective January 1, 2007, in accordance with Canadian generally accepted accounting principles, the Company has adopted the recommendations of the new accounting pronouncements concerning financial instruments and other comprehensive income which prescribe when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gaines and losses on financial instruments are to be presented. Comprehensive income includes a new requirement to present, amongst other things, certain unrealized gains and losses outside of net income or loss as a separate component of shareholders' equity.

Financial instruments are classified into various categories. Held to maturity investments, loans and receivables are initially measured at fair value and thereafter, are measured at amortized cost, with the amortization of premium or discounts, losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in income in the period in which they arise. Available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment are included in income. All other financial liabilities are to be carried at amortized cost.

Comprehensive income is defined as a change in the net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are classified as available for sale will have gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company's financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and advances from related parties. These financial instruments are classified as held for trading and the carrying value of these instruments approximate their fair value because of the short-term nature of these instruments. There is no financial impact on these financial statements due to the adoption of the new accounting recommendations concerning financial instruments and other comprehensive income.

Mining Claims

Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative expenses

Administrative expenses are charged to operations in the year incurred.

Use of Estimates

The preparation of the Company's financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts reported and disclosed in the financial statements. Actual results could differ from those estimates.

Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between financial statement values and tax values of assets and liabilities using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments." This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through shares

The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounces to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per share

Basic income per share is computed using the weighted average number of common shares outstanding during the year. Diluted income per share is computed using the weighted average number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

2. Notes receivable

	2007	2006
Note receivable from a company in which the Vice-President and a director of the Company has an interest, non-interest bearing, unsecured; due on or before December 9, 2007	$ 80,000	$ -
Note receivable from a company in which the Vice-President and a director of the Company has an interest, non-interest bearing, unsecured; due on or before December 27, 2007	25,000	-
	$105,000	$ -

3. Mining Properties and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$ 654,353	$ 2,000	$ 656,353
Exploration	7,588,874	817,034	8,405,908
	$ 8,243,227	$819,034	$ 9,062,261

Bellechasse, Panet and Ware Townships

The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd.

Pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000.

The property currently consists of 800 claims for a total of 34,587 hectares (85,466 acres).

4. Other properties

During the period, the Company acquired properties consisting of 342 acres located in Washington County, Maine, U.S.A. for $161,000USD cash plus closing costs.

5. Accounts payable and accrued liabilities

Included in accounts payable is an accrual for a judgment rendered on December 2, 2004 against the Company in the amount of $79,833. At September 30, 2007, this amount is still outstanding and bears interest plus costs.

6. Related party transactions

The Company was charged management fees in the amount of $13,500 (2006-$13,500) from 154327 Canada Inc., a company formerly related by virtue of common management.

During the period, the former Chairman of the Company and past President was reimbursed expenses of $27,500 (2006-$3,745).

During the period the current President of the Company was paid $126,800 in management fees (2006 – nil) and was reimbursed expenses of $41,943 (2006 – nil).

During the period, a company in which the Vice-President of the Company is sole director, officer and shareholder was paid $64,000 in management fees (2006 – nil) and was directly reimbursed expenses of $35,084 (2006 – nil).

During the period, another director was paid $18,750 (2006 – nil) in respect of his services as a consulting geologist.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	2007	2006
Advances from the former Chairman and past President	$ 7,500	$ 6,198
Advances from 154327 Canada Inc.	49,500	36,000
	$ 57,000	$ 42,198

These amounts are non-interest bearing and have no specific terms of repayment.

7. Income taxes

The tax effect of significant temporary differences representing future tax liability is as follows:

Future income tax assets	2007	2006
Renounced expenditures	$1,098,000	$1,098,000
Operating loss carry forwards	(304,000)	(307,000)
Share issue costs	(174,000)	(174,000)
	$ 555,000	$ 555,000

As at September 30, 2007, the Company has losses carried forward which are deductible from future income tax purposes and the losses expire as follows:

2007	$ 27,000
2008	148,000
2009	99,000
2010	197,000
2014	142,000
2015	91,000
2016	138,000
	$ 842,000

As at September 30, 2007, the Company had exploration and development expenses totaling $5,300,000 available to reduce future years' taxation income.

8. Share capital

Common shares

	Number of shares	Amount
Balance, December 31, 2006	44,931,579	$ 14,578,137
Issued on exercise of options for cash	1,730,000	279,500
Issued on exercise of warrants for cash	1,452,800	290,560
Balance, September 30, 2007	48,114,379	$ 15,148,197

At September 30, 2007, the following warrants were outstanding:

Warrants	Price	Expiry
240,000	$0.55	December 6, 2007
1,075,000	0.20	May 31, 2008
2,900,000	0.20	June 5, 2008
2,000,000	0.75	June 5, 2008
6,215,000		

9. Stock based compensation

A summary of the status of the Company's stock option plan as of September 30, 2007 and 2006 and changes during the periods then ended are as follows:

	Number of options	2007 Weighted Average Exercise Price	Number of options	2006 Weighted Average Exercise Price
Outstanding, beginning of period	8,794,000	$ 0.27	859,000	$ 0.19
Issued during the period	4,310,000	0.35	5,020,000	0.15
Exercised during the period	(1,730,000)	0.16	-	-
Expired during the period	(1,855,000)	0.15	-	-
Cancelled during the period	(3,000,000)	0.50	-	-
Outstanding, end of period	6,519,000	$ 0.29	5,879,000	$ 0.16

At September 30, 2007, the following stock options were outstanding:

Options	Price	Expiry
29,000	$0.10	January 23, 2008
200,000	0.15	February 27, 2008
1,750,000	0.15	February 24, 2009
44,000	0.20	June 15, 2009
50,000	0.20	July 6, 2009
32,000	0.20	April 4, 2010
104,000	0.25	May 19, 2010
4,310,000	0.35	September 30, 2010 (a)

a) 50,000 options subsequently exercised by a director.

10. Segmented information

The Company's operations comprise a single reporting operating segment engaged in the exploration of mineral resources. As operations comprise a single reporting segment amounts disclosed in the financial statements for revenue, expenses and loss for the year also represent segment amounts.

11. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

The financial statements of the Company for the nine month period ended September 30, 2007 and the year ended December 31, 2006 have been prepared in accordance with the generally accepted accounting principles as applied in Canada (Canadian "GAAP"). In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the nine month period ended September 30, 2007 and the year ended December 31, 2006 if U.S. GAAP were employed. Similarly, there would be no adjustments needed to arrive at shareholders' equity as at September 30, 2007 and December 31, 2006 if U.S. GAAP were employed.

Accounting for future (deferred) income tax

The significant differences between U.S.GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at September 30, 2007 and December 31, 2006, the difference in rate determination did not result in any adjustments from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and , accordingly, a full valuation allowance was recorded on such assets.

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

12. Statement of Shareholders' Equity

	Common Shares					
	Shares	**Amount**	**Share Subscription**	**Contributed Surplus**	**Deficit**	**Total**
Balance, December 31, 2004	23,851,829	$9,679,237	$ -	$48,103	$(4,276,054)	$5,451,286
Sale of common shares for cash	2,150,000	215,000	-	-	-	215,000
Share subscription for cash	-	-	5,000	-	-	5,000
Reduction for future income tax liability	-	(34,000)	-	-	-	(34,000)
Reallocation on exercise of options	-	2,647	-	(2,647)	-	-
Fair value of purchase warrants	-	(5,563)	-	5,563	-	-
Net loss	-	-	-	-	(73,405)	(73,405)
Balance, December 31, 2005	26,001,829	9,857,321	5,000	51,019	(4,349,459)	5,563,881
Sale of common shares for cash – net of share issue costs	17,082,053	4,836,296	(5,000)	-	-	4,831,296
Common shares issued on settlement of debt	1,549,190	531,783	-	-	-	531,783

Common shares issued to satisfy finders fees	298,507	36,500	-	-	-	36,500
Fair value of stock based compensation	-	-	-	1,426,900	-	1,426,900
Fair value of purchase warrants	-	(1,029,024)	-	1,029,024	-	-
Reallocation on exercise of options and warrants	-	127,261	-	(127,261)	-	-
Tax benefit of share issue costs	-	218,000	-	-	-	218,000
Net loss	-	-	-	-	(1,424,252)	(1,424,252)
Balance, December 31, 2006	44,931,579	14,578,137	-	2,379,682	(5,773,711)	11,184,108
Sale of common shares for cash	3,182,800	570,060	-	-	-	570,060
Net loss	-	-	-	-	(1,089,255)	(1,089,255)
Balance, September 30, 2007	48,114,379	$15,148,197	$ -	$2,379,682	$(6,862,966)	$10,664,913

GOLDEN HOPE MINES LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS

Third quarter ended September 30, 2007

This Management's Discussion and Analysis ("MD&A") of results of operations and financial condition of Golden Hope Mines Limited ("Golden Hope" or "the Company") describes the operating and financial results of the Company for the third quarter ended September 30, 2007. The MD&A supplements do not form part of the Financial Statements of the Company and should be read in conjunction with Golden Hope's unaudited Financial Statements and related notes for the quarter ended September 30, 2007 and the unaudited Financial Statements for the quarter ended September 30, 2006.

The Company prepares and files its Financial Statements in accordance with Canadian generally accepted accounting principles ("GAAP"). All dollar amounts herein are in Canadian currency unless otherwise specified.

Forward-looking Statements
Some statements contained in this MD&A are forward-looking, and therefore involve uncertainties or risks that could cause actual results to differ materially. The Company disclaims any obligation to update forward-looking statements.

Date of MD&A
This MD&A was prepared using information that is current as at September 30, 2007, unless otherwise stated.

Overall Performance
Golden Hope Mines Limited is a junior mining company focused on the acquisition, exploration and development of potentially large-scale gold and base metal projects with both underground and open-pit mining potential. Golden Hope's projects are located in Quebec, Canada and Maine, USA.

During the 2006 fiscal year, the Company was able to successfully complete a turnaround. Management closed multiple rounds of financings, hired James Tisley, P.Eng. to lead the exploration team and received research coverage from Cormark Securities. In February 2007, the Board of Directors invited Louis Hoël to become its fifth director and in March he was appointed President of Golden Hope. Toward the end of the third quarter, Ted Polisuk resigned as Chairman of the Board and all other functions at Golden Hope and Frank Candido was appointed Vice President and Director. Golden Hope has also been included in the June and September 2007 edition of the "On the Radar" report by Jacques Wortman, mining analyst at GMP Securities in Toronto.

Mineral Properties
The Company's exploration focuses are a large mineral property in Bellechasse, south east of Quebec City as well as a regional approach in Maine, USA.

Bellechasse Gold Project
The 100% owned Bellechasse property is located south east of Quebec City at the end of the Appalachian mountain range of mountains. The property consists of 800 claims totaling 34,587 hectares (85,466 acres). It covers over 75% of a known mineralized belt. The Quebec property covers an area of continental collision in which thrust faulting is common. Locally, this collision terrain is part of the Appalachian Mountain fold belt. Widespread gold mineralization has also been found between Bellechasse and west of the Chaudière River.

Mineralization with potential economic interest is hosted in zones of fracturing and brecciation in the older intrusives or other pre-existing competent rocks in structural features related to regional trans-current/transform faults.

Regional prospecting has located a series of post-Taconic ultrabasic bodies with associated alteration zones that contain base and precious metals. These are being mapped geologically and geophysically. Further detailed examination including trenching, sampling and diamond drilling is planned.


LITHOLOGIC UNITS
Devonian
Ordovician
Magog Group
Gabbro
St-Victor (siltstone/mudstone)
Beauceville (black slates)
Etchemin (mudstone)
Frontiere (sandstone/mudstone)
St-Daniel (mélange)
Cambrian
Rosaire (paraschists)
Caldwell Group
Alkali basalts
Arkose, mudstone
Paragneiss
LEGEND
Golden Hope Mines claims
Golden Hope claims applied for
Gold showing/target
Zn-Au-Cu-Ag showing/target
Ni-Zn-Cu-Au showing/deposit
USA
Map Area
Ontario
10 km
GOLDEN HOPE MINES LIMITED
BELLECHASSE PROPERTY, QUEBEC
REGIONAL GEOLOGY

Timmins Gold Deposit

The Timmins Zone is a quartz vein breccia system hosted in an older diorite intrusive. The intrusion is larger than the historical Timmins Zone and includes the Timmins 1, Timmins 2 (previously referred to as Timmins South) and Ascot zones. The latter two zones have had little attention since the 1950s. Effectively these three zones appear to be part of one mineralized system separated by the intrusive core, sediment roof pendants and/or fault offsets. The mineralized zones have been traced through an area measuring approximately 150 metres by 450 metres.

The Ascot Zone in Lot 10, Range 2 Bellechasse Township has been exposed by trenching along a strike length of 210 metres where the overburden cover is less than two metres, and channel sampling of the exposed portion will be completed shortly. Additional trenching to the west and to the east followed by diamond drilling for structure and possibly large-diameter drilling to establish grade is planned.

In October 2006, the Company announced a sampling program using large-diameter drilling. A program of approximately 1,000 metres of large-diameter drilling was planned to sample the Timmins gold deposit. 700 metres (2,330 feet) of 153mm diameter drilling in 19 holes provided 628 samples for processing. Processing of these samples is in progress using preparation laboratory facilities set up by the company in its warehouse in Ste-Magloire, 6 kilometres (3.7 miles) from the property. Analytical services are being provided by Eastern Analytical Limited of Springdale, Newfoundland.

The purpose of the fall 2006 down-hole hammer drilling program was to obtain samples large enough to reduce or overcome sampling challenges presented by the mineralization in the Timmins and related zones.

A total of 628 samples providing slightly over 30 tonnes of material were collected. Results of preliminary assaying are available for about half of the total.

During orientation a one kilogram cut was taken from each sample and sent for standard fire assay on a 1AT aliquot, followed by Total Pulp Metallic (TPM) treatment of the entire quantity submitted. In most cases TPM assaying of the preliminary samples confirmed the initial values. Therefore, subsequent sampling used results from the first fire assay to determine which samples should receive further treatment. Any sample giving detection limit or less than approximately 250ppb can be considered waste and further treatment, except under special circumstances, is not warranted.

Preliminary results were announced in February 2007, the highlights of which are as follows: 12 g/t Au over 2 metres; 6.16g/t over 4 metres; and 4.57g/t over 5 metres.


100 meters
U.T.M. Data Coordinates is NAD 83 (Zone 19)
GOLDEN HOPE MINES
Bellechasse Property
Timmins Zone Drill Plan

Aeromagnetic Survey and Additional Targets Discoveries

In January 2007 the Company conducted high resolution aeromagnetic surveys over the North Zone, Champagne and Timmins area as well as over Lac Etchemin in the western part of the Company's wholly owned Bellechasse Gold Project in Quebec. Helicopter-borne surveys were conducted for total magnetic intensity, measured vertical gradient and VLF (total field and quadrature), which have helped to identify prime prospecting ground on the project, including several interesting new exploration targets.

The airborne survey results, conducted by Geophysics GPR International Inc. of Longueil, Québec, indicate a common, north-south, deep-seated control of mineralization for both the Timmins and Champagne showings. The Company believes the portion of the Bellechasse property covering this large structural feature is prime prospecting ground.

The helicopter survey covered 1,331 line kilometres using a towed, drag-oriented platform. Flying at a maximum speed of 50 km/hr, the survey used 75 metre spacing on lines oriented north-west and south-east (N45W.) The two blocks being examined were centered over the St-Magloire area (North Zone, Champagne sulphide zone and the Timmins and its associated gold zones) and over Lac Etchemin near the western end of Golden Hope's Bellechasse property.

One of the objectives of this survey was to enhance definition of the structural contours evident from older, public federal aeromagnetic data sets covering the Province of Québec, as well as more detailed provincial surveys executed in the Beauce, Bellechasse and La Malbaie areas. By flying lower and at slower speeds, the survey produced higher resolution data for both the Lac Etchemin and St-Magloire areas, which have helped to identify late-stage intrusive events. In addition, these data are very useful for the interpretation of structural styles and the likely sequencing of tectonic events.

2007 Exploration Program and Results

Timmins

Following the geophysical survey, the Company launched its 2007 exploration program with a focus on the North Zone - Champagne - Timmins zone corridor.

In May, the Company hired Major Kennebec Drilling of Quebec (a subsidiary of Major Drilling Group International) to conduct a 5,700-foot diamond drilling program on several promising targets across the Bellechasse project. The first phase of this latest drilling is focused on the Timmins gold deposit, aiming to define the structure, continuity and extent of this particular quartz vein deposit, which is one of numerous mineralized zones identified on the property thus far. Nineteen diamond drill holes (1,.5 metres were completed on the Timmins Zone and three holes (472.2 metres) tested the nearby Timmins 2 Zone.

Coucou Zone

A pre-Taconic extrusive complex was staked during regional evaluation. This prospect, located in lots 6 and 7, Ranges 9 and 10, Ware Township, is being mapped and sampled for base and precious metals. Brecciated silicified volcanic rocks are exposed at two locations 700 metres apart. The work program is designed to establish continuity of the favourable rocks and the intensity of mineralization.

The partially exposed zone is composed of brecciated silicified volcanic rocks that have been traced over an approximate 700 metre (2,300 feet) strike length and 200 metre (656 feet) width and has shown to contain visible sulfides. The most altered and mineralized part of the exposed zone has been traced over a distance of 200 metres (656 feet) and width of 90 metres (295 feet) and has now been mapped in detail and subsequently sampled. The full lateral surface extension of the extrusive complex has not yet been established due to overburden cover but is continuing. Diamond drilling has begun to test the depth continuity of the zone, degree of alteration and extent of sulfide mineralization. The surface samples have been securely packed and shipped to an accredited laboratory. All analytical results will be announced as they are received from the laboratory.

Maine USA

The Company has taken a regional approach in Maine, USA. Management recognized that the geological environment is very similar to the one in New Brunswick, where mining and exploration activity is presently booming. Golden Hope built an extensive database of known deposits and grass roots properties. The results of this investigation have shown great potential for the region for mineral resources. They also established and targeted diverse ownership groups and have started negotiations to lease or acquire mineralized zones. The goal is to build a portfolio of deposits in Maine to facilitate potential mining operations and ensure their economical potential.

The Company established relstionships with the diverse government bodies responsible for the regulation of natural resources, exploration and extraction in Maine. These relationships include such offices as the Depratment of Environmental Protection (DEP), the State Geologist and the Governor's office.

Management's current understanding of the state, its geology and working environment will be a key factor in the Company's success in Maine. Golden Hope will aggressively pursue its acquisition and exploration program there in the next few years.

Capital Resources

Financings

During 2006 the Company was able to substantially increase its capital reserves through multiple rounds of financings at increasing prices per share. From May to August 2006, Golden Hope raised a total of $835,000, issuing a total of 7,685,065 shares and 7,685,065 warrants.

On December 6, 2006 the Company closed a $4.2 million brokered private placement led by Sprott Securities and Dundee Securities of Toronto. This placement included $2 million of flow-through shares, to pay exploration expenses (as such term is defined in the Canadian Income Tax Act) on its Bellechasse Gold Project.

During the nine month period ended September 30, 2007, 1,330,000 options were exercised to purchase common shares at a price of $0.15 per share for $199,500 cash, an additional 400,000 options were exercised to purchase common shares at a price of $0.20 per share for $80,000 cash and 1,452,800 warrants were exercised to purchase common shares at a price of $0.20 per share for $290,560 cash.

Subsequent to the quarter end, 50,000 options were exercised by a Director to purchase common shares at a price of $0.35 per share for $17,500 cash on October 29, 2007.

As at September 30, 2007 the Company's cash, cash equivalents and short-term investments were $2,040,616. These funds will allow the Company to meet all its obligations to the end of the fourth quarter of 2007, including all projected exploration/development costs and corporate expenses.

Options and Debt Settlement

During the 12 months of 2006 the Company granted a total of 5,020,000 options to directors, officers, consultants and service providers at a price of $0.15 per share.

During fiscal 2006 the company negotiated debt settlements with various creditors to convert $362,297.45 of debt into 1,449,190 common shares at a deemed price of $0.25. The Company negotiated this settlement so that the proceeds of future financings could be directed to the Company's exploration programs. The Company also wrote down $132,602.51 of outstanding payables and settled $169,485.69 of debt with an arm's-length creditor by the issuance of 100,000 common shares at a price of $1.69 per share.

Subsequent Events

In October 2007, the Company engaged Maplehurst Capital Corporation for strategic marketing and corporate communication in the U.S. In November 2007, Barnes McInerney Inc. of Toronto was hired for investor relations consulting in Canada.

2007 Exploration Budget

Bellechasse Gold Project, Quebec, Canada: $2 million
Big Hill Property, Maine USA: $1 million

Results of Operations

Summary of Quarterly Results

The following tables set out financial performance highlights for the last eight quarters and were prepared in accordance with Canadian GAAP.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	30-Sep-07	30-Jun-07	31-Mar-07	31-Dec-06	30-Sep-06	30-Jun-06	31-Mar-06
Revenues	$24,588	$30,618	$28,360	$7,680	$0	$0	$0
Expenses	588,009	321,822	262,990	1,467,494	216,210	(268,506)	16,734
Net income (loss)	(563,421)	(291,204)	(234,630)	(1,459,814)	(216,210)	268,506	(16,734)
Net income (loss) per share	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$0.01	$0.00
Cash flow from (used in) operations	(476,644)	(442,732)	(528,129)	543,752	(379,095)	(261,479)	41,821
Cash & cash equivalents, end of period	2,040,616	2,660,000	3,194,888	3,888,343	166,600	265,106	590
Assets	11,705,747	11,905,454	11,828,829	12,210,970	8,004,000	7,839,906	7,360,656
Long-term liabilities	0	0	0	0	0	0	0
Dividends	0	0	0	0	0	0	0

Nine Months Ended September 30, 2007

Golden Hope's operations in the nine months ended September 30, 2007 were focused on exploration. During the three months ended September 30, 2007 the Company's expenses increased to $588,009 from $216,210 (including adjustment on settlement of debt of $169,485) in the same quarter of 2006 due to higher overhead costs associated with the increase in exploration. For this reason, net loss for the nine months ended September 30, 2007 increased to $1,172,821 from $97,041 (before gain on settlement of debt of $132,603) for the same period last year.

Summary of Annual Results

The following tables set out financial performance highlights for the past three fiscal years, prepared in accordance with Canadian GAAP.

	Twelve months ended December 31, 2006	Twelve months ended December 31, 2005	Twelve months ended December 31, 2004
Revenues	$7,680	0	0
Expenses	1,431,932	73,465	142,130
Net income (loss)	(1,424,252)	(73,405)	(142,130)
Net income (loss) per share	$(0.05)	$(0.01)	$(0.01)
Cash flow from (used in) operations	(55,001)	(68,499)	(55,852)
Cash & cash equivalents, end of period	3,888,343	3,343	208
Assets	7,210,970	7,322,200	7,134,708
Long-term liabilities	0	0	0
Dividends	0	0	0

Off-Balance Sheet Arrangements

The Corporation has no off-balance sheet arrangements.

Transactions with Related Parties
Notes for $105,000 are receivable from a company in which the Vice President and a director of the Company has an interest, non-interest bearing, unsecured; $80,000 is due on or before December 9, 2007 and $25,000 is due on or before December 27, 2007.

The Company was charged management fees in the amount of $13,500 (2006-$13,500) from 154327 Canada Inc., a company formerly related by virtue of common management.

During the third quarter, Ted Polisuk, former Chairman and past President of the Company, was reimbursed expenses of $27,500 (2006-$3,745). In addition, the current President of the Company was paid $126,800 in management fees (2006 – nil) and was reimbursed expenses of $41,943 (2006 – nil). Also during the quarter, a company of which the Vice President of Golden Hope is sole director, officer and shareholder, was paid $64,000 in management fees (2006 – nil) and was directly reimbursed expenses of $35,084 (2006 – nil). Another director was paid $18,750 (2006 – nil) for his services as a consulting geologist.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Advances from related parties	**2007**	**2006**
Advances from the Chairman and past President	$ 7,500	$6,198
Advances from 154327 Canada Inc.	49,500	36,000
	$ 57,000	$ 42,198

These amounts are non-interest bearing and have no specific terms of repayment.

Changes in Accounting Policies
Effective January 1, 2007, in accordance with Canadian generally accepted accounting principles, the Company has adopted the recommendations of the new accounting pronouncements concerning financial instruments and other comprehensive income which prescribe when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how gains and losses on financial instruments are to be presented. Comprehensive income includes a new requirement to present, among other things, certain unrealized gains and losses outside of net income or loss as a separate component of shareholders' equity.

Financial instruments are classified into various categories. Held to maturity investments, loans and receivables are initially measured at fair value and thereafter, are measured at amortized cost, with the amortization of premium or discounts, losses and impairment included in current period interest income or expense. Held for trading financial assets and liabilities are measured at fair market value with all gains and losses included in income in the period in which they arise. Available for sale financial assets are measured at fair market value with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet, and losses due to impairment are included in income. All other financial liabilities are to be carried at amortized cost.

Comprehensive income is defined as a change in the net assets arising from transactions and other events and circumstances from non-owner sources. Financial assets that are classified as available for sale will have gains and losses included in other comprehensive income until the asset is removed from the balance sheet.

At present, the Company's financial instruments comprise cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and advances from related parties. These financial instruments are classified as held for trading and the carrying value of these instruments approximate their fair value because of the short-term nature of these instruments. There is no financial impact on these financial statements due to the adoption of the new accounting recommendations concerning financial instruments and other comprehensive income.

Risk Considerations

Nature of Mineral Exploration and Development Projects

Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that exploration efforts will continue to be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the Company's level of geological and technical expertise, the quality of land available for exploration and other factors. Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of resources or reserves. Whether a resource deposit will ultimately be commercially viable depends on a number of factors, including the particular attributes of the deposit such as the deposit's size; its proximity to existing infrastructure; financing costs and the prevailing prices for the applicable minerals. Development projects have no operating history upon which to base estimates of future cash operating costs. Particularly for development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, it is possible that actual cash operating costs and economic returns could differ significantly from those estimated for a project before production. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production often can occur. Goldeye's business of exploring for mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and Goldeye common shares should be considered speculative.

There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

Proposed Transactions

There are no material decisions by the board of directors of the Company with respect to any imminent or proposed transactions that have not been disclosed.

Critical Accounting Estimates

Critical accounting estimates represent estimates that are highly uncertain and for which changes in those estimates could materially impact the financial statements. The following accounting estimates are critical: the measurement of future income tax assets and liabilities and assessment of the need to record valuation allowances against those assets; valuation of options; and capitalized mineral property and deferred exploration expenditures.

Costs relating to the acquisition, exploration and development of non-producing resource properties are capitalized until such time as either economically recoverable reserves are established or the properties are sold or abandoned. Based on the results at the conclusion of each phase of an exploration program, management re-evaluates properties that are not suitable as prospects to determine if future exploration is warranted, and that carrying values are appropriate. The decision to capitalize exploration expenditures and the timing of the recognition that capitalized exploration is unlikely to have future economic benefits can materially affect the reported earnings of the Corporation.

Summary of Significant Accounting Policies

The accompanying Financial Statements have been prepared on the basis of accounting principles applicable to a going concern which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development, future profitable production and the support of the Company's trade creditors.

The Financial Statements do not give effect to any adjustments to the amount of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the ordinary course of business.

Mining Claims
Mining claims are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis.

Exploration expenditures relating to mining claims are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis.

The cost of claims abandoned or sold and the deferred exploration costs relating to claims abandoned or sold are charged to operations in the current year.

If, in the opinion of management, the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and, accordingly, the carrying values will be written down to a nominal carrying value.

Administrative Expenses
Administrative expenses are charged to operations in the year incurred.

Stock-based Compensation
The Company accounts fro stock-based compensation in accordance with CICA Handbook section 3870 "Stock-Based Compensation and Other Stock-Based Payments". This standard requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting.

Flow-through Shares
The Company will from time to time issue flow-through shares to finance a portion of its capital expenditure program. Pursuant to the terms of flow-through share agreements, the tax deductions associated with the expenditures are renounced to the subscribers. Accordingly, share capital will be reduced and a future tax liability will be recorded equal to the estimated amount of future income taxes payable by the Company as a result of the renunciations, when the renunciations are made.

Earnings per Share
Basic income per share is computed using the weighted *average* number of common shares outstanding during the year. Diluted income per share is computed using the weighted *average* number of common and potential common shares outstanding during the year. Potential common shares consist of the incremental common shares issuable upon the exercise of stock options and warrants using the treasury stock method.

Mining Claims and Deferred Exploration Expenditures

	Opening	Additions	Closing
Bellechasse, Panet and Ware Townships, Quebec			
Acquisition	$654,353	$2,000	$656,353
Exploration	7,588,874	817,034	8,405,908
	$8,243,227	$819,034	$9,062,261

Bellechasse, Panet and Ware Townships Property
The Company holds a block of contiguous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Limited pursuant to an agreement dated August 13, 1990, as amended, the Company acquired an option to earn a 100% interest in 4 claims for $400,000, subject only to a 5% net profits royalty on net profits in excess of $250,000. The property now consists of 803 claims for a total of 34,587 hectares (85,466 acres).

Accounts Payable and Accrued Liabilities
Included in accounts payable is an accrual for a judgement rendered on December 2, 2004 against the Company in the amount of $79,833. At Sept 30, 2007, this amount is still outstanding and bears interest plus costs.

Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is generated and reported to senior management, including President and Secretary, as appropriate to permit timely decisions and to permit timely and accurate public disclosure.

Management, including the President and Secretary, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of September 30, 2007. Based on this evaluation, the President and Secretary have concluded that the Company's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings), are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under applicable Canadian Securities Legislation is recorded, processed, summarized and reported within the time limits specified in such rules.

For further information regarding the company, see the Company's documents filed on www.sedar.com or visit www.goldenhopemines.com.

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